UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61900 / April 14, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13824

In the Matter of	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO TRINITY ENERGY RESOURCES, INC.
Aspen Group Resources Corp.,	
Commercial Concepts, Inc.,	
Desert Health Products, Inc.,	
Equalnet Communications Corp.,	
Geneva Steel Holdings Corp.,	
Orderpro Logistics, Inc.	
(n/k/a Securus Renewable Energy, Inc.),	
Sepragen Corp., and	
Trinity Energy Resources, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Trinity Energy Resources, Inc. ("TRGC" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 19, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Trinity Energy Resources, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   TRGC (CIK No. 1082292) is a Nevada corporation located in The Woodlands, Texas with a class of securities registered with the Commission under Exchange Act Section 12. The Respondent filed a Chapter 11 bankruptcy proceeding on January 31, 2003.

      2.   TRGC has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                         Elizabeth M. Murphy
                         Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Trinity Energy Resources, Inc. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Trinity Energy Resources, Inc.
c/o Mr. Rodney Tow
26219 Oak Ridge Drive
The Woodlands, TX 77380

Bruce J. Ruzinsky, Esq.
Jackson Walker, L.L.P.
1401 McKinney Street, Suite 1900
Houston, TX 77010
(Counsel for Respondent)